Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               September 28, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                             FT 8894
                           FT High Income Model Portfolio, 4Q '20
                                        (the "Trust")
                          CIK No. 1816876 File No. 333-248268
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE EXPLAIN THE REFERENCE TO "NON-TRADITIONAL INCOME SOURCES" IN THE PORTFOLIO SELECTION PROCESS. IN ADDITION, PLEASE DESCRIBE WHETHER THE ASSET CLASSES NOTED IN THE PARAGRAPH BELOW ARE CONSIDERED "NON-TRADITIONAL":

        "ASSET CLASSES CONSIDERED INCLUDE,  BUT  ARE  NOT  LIMITED  TO,  HIGH
         YIELD CORPORATE BONDS, FLOATING RATE SENIOR LOANS, EMERGING MARKET DEBT, MORTGAGE-BACKED, PREFERRED AND CONVERTIBLE SECURITIES."

WHAT DOES THE TRUST CONSIDER TRADITIONAL DOMESTIC CORPORATE BONDS?

      Response:   In  accordance  with  the  Staff's  comments,  the  first  two paragraphs of the section entitled "Portfolio Selection Process" will be replaced in their entirety with the following:

      "The portfolio consists of ETFs, the majority of which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, and seeks income and total return from non-traditional income sources. Non-traditional income sources are sources that are divergent in one or more ways from conventional practice in the broader bond-fund universe. Non-traditional income sources seek to avoid losses and produce returns uncorrelated with the performance of the overall bond market. Examples of non-traditional income sources include: high-yield corporate bonds, floating rate senior loans, emerging market debt, preferred securities and convertible securities. Whereas an example of traditional income sources includes investment grade corporate bonds.

      The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs."

      2. THE DISCLOSURE STATES "ASSET CLASSES CONSIDERED INCLUDE, BUT ARE NOT LIMITED TO, HIGH YIELD CORPORATE BONDS ... " PLEASE BE SPECIFIC AS TO THE TRUST'S INVESTMENTS.

      Response: Please note that the referenced disclosure will be removed from the prospectus. In addition, please note that investments included in the Trust's final portfolio will be described in the "Schedule of Investments" and the paragraph entitled "Additional Portfolio Contents."

      3. THE DISCLOSURE STATES THAT THE "ASSET ALLOCATION PROCESS" INCLUDES THE FOLLOWING COMPONENTS: INTEREST RATE OUTLOOK/DURATION, ASSET CLASS LEVEL VALUATION AND ASSET CLASS LEVEL FUNDAMENTALS. PLEASE DESCRIBE HOW THESE COMPONENTS ARE WEIGHTED OR HOW THEY IMPACT THE SELECTION PROCESS.

      Response: In accordance with the Staff's comment, the lead-in sentence to the referenced disclosure will be replaced in its entirety with the following:

      "In determining the asset allocation of the Trust's portfolio, the Model Investment Committee considers the following:"

      In addition, the Trust notes that no specific weighting is given to the above referenced factors.

      4. PLEASE DESCRIBE WHAT THE DURATION OF THIS PORTFOLIO IS.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio Selection Process":

      "The duration of the portfolio as of the Initial Date of Deposit is approximately 4.0 years."

      5. PLEASE REVISE THE FOLLOWING DISCLOSURE IN PLAIN ENGLISH:

      "ASSET CLASS LEVEL VALUATION. WE EVALUATE THE RELATIVE VALUE OFFERED BY DIFFERENT FIXED INCOME ASSETS. TO ACCOMPLISH THIS, ABSOLUTE YIELDS AND OPTION-ADJUSTED SPREADS TO TREASURIES AND OTHER YIELD METRICS ARE COMPARED WITH HISTORY AND WARRANTED LEVELS GIVEN PRESENT CONDITIONS. IN ADDITION, CONSIDERATION MAY BE GIVEN TO HYBRID ASSET CLASSES."

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entity with the following:

      "Asset Class Level Valuation. We evaluate the relative value offered by different fixed income assets by comparing historical absolute yields and option-adjusted spreads for treasuries and other asset types including hybrid or preferred securities against present market conditions."

      6. THE DISCLOSURE PROVIDES THAT "FUNDAMENTAL TRENDS SPECIFICALLY RELEVANT TO EACH FIXED INCOME ASSET CLASS ARE CLOSELY MONITORED AND EVALUATED." PLEASE DESCRIBE WHAT THESE FUNDAMENTAL TRENDS ARE.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced with the following:

      "Fundamental trends, such as underlying leverage, interest coverage, profitability and default rates of issue, specifically relevant to each fixed-income asset class are closely monitored and evaluated."

      7. PLEASE SPECIFY THE TYPES OF FIXED-INCOME SECURITIES IN THE "ADDITIONAL PORTFOLIO CONTENTS" SECTION.

      Response: The types of fixed-income securities the Trust has exposure to will be specified in the section entitled "Additional Portfolio Contents" based on the Trust's final portfolio.

Exhibit Index
-------------

      8. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE CONFIRM THE ACTUAL TRUST AGREEMENT FOR THE TRUST WILL BE INCLUDED IN THE DEFINITIVE FILING.

      Response: We confirm that the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                     By /s/ Daniel J. Fallon
                                                        ________________________
                                                          Daniel J. Fallon